March 3, 2014

VIA EDGAR

Re:	The Carlyle Group L.P.
Application for Withdrawal of Registration Statement
on Form S-3
File No. 333-194274

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

The Carlyle Group L.P., a Delaware limited partnership (the “Partnership”), hereby requests that its Registration Statement on Form S-3 (File No. 333-194274), originally filed with the Securities and Exchange Commission (the “Commission”) on March 3, 2014 (the “Registration Statement”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended.

The Partnership is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. The Registration Statement was incorrectly coded and filed as an “S-3,” whereas the Partnership intended the Registration Statement to be filed with the Commission with the code “S-3ASR.” The Partnership has refiled the Registration Statement with the code “S-3ASR.” No securities were sold pursuant to the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please contact Joshua Ford Bonnie of Simpson Thacher & Bartlett LLP at (212) 455-3986.

Very truly yours,

THE CARLYLE GROUP L.P.

By:	Carlyle Group Management L.L.C., its general partner

	By:	/s/ Jeffrey W. Ferguson
Name: Jeffrey W. Ferguson
Title: General Counsel